1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date December 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 01171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT

THE TWENTY-SEVENTH MEETING OF THE SIXTH SESSION OF

THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the twenty-seventh meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was dispatched on 27 December 2016 by way of written notices or e-mails. The meeting was held by way of voting by correspondence on 30 December 2016 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules such as the Company Law of the PRC as well as the articles of association of the Company. The consideration and approval of resolutions at the meeting of the Board is as follows:

1.	To approve the “Proposal in relation to the non-proceeding of the Company’s non-public issuance of A shares”, and to propose the same at the general meeting for consideration and approval

(For: 11; Against: 0; Abstain: 0)

1.	To approve the Company’s proposal to not to proceed with the non-public issuance of A shares in 2016;

2.	To approve the Company not formulating any plan in relation to non-public issuance within one month from the date of this announcement;

3.	To approve the proposal of a resolution at the general meeting to authorize the Board, and for the Board to authorize the chairman of the Board and its authorized representatives for handling matters in relation to the non-proceeding of the Company’s non-public issuance of A shares.

4.	To approve the proposal of the Company’s non-proceeding of its non-public issuance of A shares and the relevant authorization at the Company’s first extraordinary general meeting in 2017, and the Company’s first class meetings of the holders of A shares and H shares in 2017 respectively for consideration and approval.

The independent Directors expressed independent opinions on this matter.

For details, please refer to the announcement of the Company in relation to the non-proceeding of non-public issuance of A shares dated 30 December 2016, which was published on the websites of The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company and/or China Securities Journal and Shanghai Securities News.

2.	To approve the “Provision of financial guarantee to wholly-owned subsidiaries and controlled subsidiary”, and to propose the same at the general meeting for consideration and approval

(For: 11; Against: 0; Abstain: 0)

1.	To approve the Company to provide financial guarantee of an amount not exceeding RMB12,000,000,000 to its wholly-owned subsidiaries and controlled subsidiary.

2.	To approve the authorization of the chairman of the Board to handle the matters in relation to the above financial guarantee business in accordance with the relevant laws and regulations, including but not limited to:

(1)	To reasonably confirm the amount of guarantee for the Company’s wholly-owned subsidiaries and controlled subsidiary after taking into account of the demand of financing activities;

(2)	To confirm the specific provisions in the guarantee agreement, including but not limited to provisions in relation to the guarantee amount, guarantee period, scope of guarantee and method of guarantee, etc. and sign the relevant agreements and legal documents.

(3)	To handle the reporting of materials and other matters in relation to this financial guarantee.

3.	The authorization period is one year commencing from the date of passing of the relevant resolution at the general meeting in relation to this proposal (the “Authorization Period”). However, the said authorized person may make or grant any offer, agreement or resolution in relation to the financial guarantee business within the Authorization Period, except for those who may be required to exercise the relevant authority after the end of the Authorization Period.

The independent Directors expressed independent opinions on this matter.

For details, please refer to the announcement of the Company in relation to the provision of financial guarantee to wholly-owned subsidiaries and controlled subsidiary dated 30 December 2016, which was published on the websites of The Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the Company and/or China Securities Journal and Shanghai Securities News.

3.	To approve the “Proposal in relation to the provision of loans to Yancoal International (Holding) Co., Limited”, and to propose the same at the general meeting for consideration and approval

(For: 11; Against: 0; Abstain: 0)

To approve the relevant arrangement for the Company to provide a loan at the amount equivalent to RMB250,000,000 to its wholly-owned subsidiary, Yancoal International (Holding) Co., Limited. The same will be proposed at the general meeting for consideration and approval.

4.	To approve the “Proposal in relation to the extension of the repayment date of the outstanding loans owed by the controlled subsidiaries of the Company”, and to propose the same at the general meeting for consideration and approval

(For: 11; Against: 0; Abstain: 0)

To approve the relevant arrangements for the Company to provide an internal loan at the amount of RMB500,000,000 to Qingdao Zhongyin Ruifeng International Trade Company Limited and to extend the repayment period of the internal loan at the amount of RMB500,000,000 to Inner Mongolia Haosheng Coal Mining Company Limited. The same will be proposed at the general meeting for consideration and approval.

5.	To approve the “Proposal in relation to Duanxin Investment Holding (Beijing) Company Limited investing and establishing the limited partnership funds by way of promotion”

(For: 11; Against: 0; Abstain: 0)

1.	To approve the Company to increase its capital contribution in the registered capital of Duanxin Investment Holding (Beijing) Company Limited (“Duanxin Investment”) by no more than RMB1,000,000,000.

2.	To approve that Duanxin Investment, acting as a general partner, invests not more than RMB1,000,000,000 and raises limited partners from external institutions to participate and establish by way of promotion limited partnership funds of which the total scale shall be less than RMB5,000,000,000.

6.	To approve the “Proposal in relation to appointment of Deputy General manager of the Company”

(For: 11; Against: 0; Abstain: 0)

To approve Mr. Liu Jian and Mr. An Manlin, be appointed as the deputy general managers of the Company with their terms of service in line with the sixth session of the senior management of the Board and with immediate effect.

The biographical details of Mr. Liu Jian are as follows:

Mr. Liu, Jian, born in February 1969, is an engineering application researcher, holds a master of engineering degree, and is a deputy general manager of the Company. Mr. Liu joined the predecessor of the Company in 1992 and was appointed as the deputy head of Dongtan coal mine of the Company in 2009. He was appointed as the head of Jining No.3 coal mine of Company in 2014 and was appointed as the head of Dongtan coal mine of the Company in January 2016. In December 2016, he was appointed as a deputy general manager of the Company. Mr. Liu graduated from Shandong Institute of Mining and Technology.

The biographical details of Mr. An Manlin are as follows:

Mr. An Manlian, born in May 1966, is a senior engineer, holds a master of engineering degree, and is a deputy general manager of the Company. Mr. An joined the predecessor of the Company in 1989. He was appointed as the deputy head of Nantun coal mine of the Company in 2003. He was appointed as the deputy director of the coal transportation and distribution department of the Company in 2010 and the deputy general manager of Yanzhou Coal Yulin Neng Hua Company Limited in 2011. In 2013, he was appointed as the director of the Company’s coal preparation management center. In 2014, he was appointed as the Secretary of the Party Committee and the head of Baodian coal mine of the Company. In 2015, he was appointed as the director of the marketing center of the Company and the general manager of Shandong Zhongyin International Trade Co., Ltd. He was appointed as a deputy general manager of the Company in December 2016. Mr. An graduated from Xi’an University of Science and Technology.

The independent Directors agreed on this proposal.

By order of the Board
Yanzhou Coal Mining Company Limited
Chairman of the Board
Li Xiyong

Zoucheng City, Shandong Province, the PRC

30 December 2016

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC